Daniel House Studios, LLC (the "Company") an Oregon Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Daniel House Studios, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
January 4, 2023

Vincenzo Mongio

Daniel House Studio, LLC
Statement of Financial Position

	As of December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	258,956	154,805
Accounts Receivable	1,753	675
Prepaid Expenses	6,659	7,915
Inventory	21,241	20,567
Other Assets	10,043	5,360
Total Current Assets	298,653	189,322
Non-current Assets		
Computers, net of Accumulated Depreciation	4,744	4,744
Total Non-Current Assets	4,744	4,744
TOTAL ASSETS	303,397	194,066
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	14,078	11,701
Credit Cards Payable	43,541	23,535
Accrued Interest	51,332	13,871
Customer Deposits	39,279	-
Unearned Revenue	3,177	24,163
Current Portion Notes Payable	15,204	13,894
Total Current Liabilities	166,611	87,165
Long-term Liabilities		
Convertible Notes Payable	144,960	50,000
Related Party - Convertible Notes	287,450	125,000
Small Business Loan	358,316	120,100
Loans Payable	79,689	-
Related Party - Loans Payable	98,277	155,336
Total Long-Term Liabilities	968,692	450,436
TOTAL LIABILITIES	1,135,303	537,601
EQUITY		
Owner Investment	115,778	115,778
Accumulated Deficit	(947,683)	(459,312)
Total Equity	(831,906)	(343,534)
TOTAL LIABILITIES AND EQUITY	303,397	194,066

Daniel House Studio, LLC
Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	385,952	409,045
Cost of Revenue	325,231	342,380
Gross Profit	60,720	66,665
Operating Expenses		
Marketing, Content, and Engagement	144,272	29,026
Technology	166,523	35,245
Wages and Payroll	159,515	59,287
Professional Fees	26,489	32,080
Rent and Building Expense	13,983	18,274
Travel	3,946	1,252
General and Administrative	14,327	5,144
Total Operating Expenses	529,054	180,307
Operating Income (loss)	(468,333)	(113,642)
Other Income		
Interest Income		
Other	39,382	4,055
Total Other Income	39,382	4,055
Other Expense		
Interest Expense	59,070	66,821
Other	350	12,691
Total Other Expense	59,420	79,512
Net Income (loss)	(488,371)	(189,100)

Daniel House Studio, LLC
Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/2020	(165,426)
Net Income (Loss)	(189,100)
Capital Contributions	10,991
Ending Balance 12/31/2020	(343,534)
Net Income (Loss)	(488,371)
Ending Balance 12/31/2021	(831,905)

Daniel House Studio, LLC
Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(488,371)	(189,100)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	(1,079)	6,736
Prepaid Expenses	1,256	(7,915)
Inventory	(673)	10,401
Other Assets	(4,683)	(2,250)
Accounts Payable	2,377	12,161
Accrued Interest	37,460	13,871
Credit Cards Payable	20,006	(89,526)
Customer Deposits	39,279	-
Unearned Revenue	(20,986)	(5,552)
Current Portion Notes Payable	30,294	13,894
Other Current Liabilities	-	(32,093)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	103,251	(80,273)
Net Cash provided by (used in) Operating Activities	(385,120)	(269,373)
FINANCING ACTIVITIES		
Owner Investment	-	10,991
Convertible Notes Issuance	94,960	50,000
Related Party - Convertible Notes	162,450	125,000
Related Party - Loan Issuance	(86,043)	155,336
Loan Issuances	317,905	50,100
Net Cash provided by (used in) Financing Activities	489,272	391,427
Cash at the beginning of period	154,805	32,751
Net Cash increase (decrease) for period	104,152	122,054
Cash at end of period	258,957	154,805

Daniel House Studios, LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Danielhouse Studios, LLC ("the Company") was formed in 2015 as a residential design and architectural services firm. The Company operated from 2015-2019 completing residential renovation and interior design projects. The Company identified during this time that sourcing wholesale furniture as an interior designer is incredibly challenging. In 2020, the Company pivoted to solve this problem for other designers by building an e-commerce marketplace for interior designers to shop from 100s of furniture & home goods vendors in one place. The Company's headquarters are in Portland, OR and its customers and vendors are spread across the US and Canada.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue in two primary methods:

1- The Company generates subscription revenue. Customers sign up for a monthly or annual membership in order to access certain features of the ecommerce marketplace. The Company's performance obligation is to maintain an acceptable level of software uptime for users over the subscription period. Monthly subscription revenue is recognized when it is paid by the customer. Annual membership revenue is accrued into Unearned Revenue when it is paid and recognized in monthly increments thereafter.

2- The company generates the majority of its revenue from customers purchasing products on its ecommerce marketplace. The Company operates like a Consignment Online Retailer. The Company does not carry inventory but places orders with its vendors when customers place orders on its ecommerce store. The Company's performance obligation is the shipment of products. The Company recognizes the revenue from the sale of items on its ecommerce store at the time the item ships from the vendor.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

There is not a viable market for the Company's common units to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's incentive unit award issued as compensation:

	Nonvested Shares	**Weighted Average Fair Value**
Nonvested shares, January 1, 2020	-	$ -
Granted	-	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested shares, December 31, 2020	-	$ -
Granted	2,800	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested shares, December 31, 2021	2,800	$ -

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Of the convertible note amounts and terms summarized in Note 5 – DEBT, $287,450 and $125,000 were issued to related parties of the Company as of December 31, 2021 and 2020, respectively.

Loans from related parties are summarized in Note 5 – DEBT.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Convertible Notes - The Company entered into several convertible note agreements for the purposes of funding operations from Q4 2020-Q1 2022. The interest on the notes was 8%. The maturity of the notes is Dec 31, 2023 and the notes automatically convert into preferred stock during a change of control or qualified financing event. The balance of Convertible Notes as of December 31, 2021 and 2020, was $432,410 and $175,000, respectively.

Loans - The Company received three loans from private individuals to fund operations. The following describes each loan:

$163,700 from a related party with a 7 year term and 12.75% interest. $45,000 of this principal was converted into a Convertible Note in January 2021 and $25,000 of principal was converted into a Convertible Note as well in January 2022.

$15,000 from one of the founders with a 7 year term and 8% interest. The full remaining principal balance as of January 2022 was converted into a Convertible Note.

$75,000 from a convertible noteholder with a 1 year deferral on payments, an 8 year total term, and 12% interest.

Small Business Association Payment Protection Program and Economic Injury Disaster Loan - The Company received three loans from the SBA related to the impact of COVID on the business:

$21,200 in May 2020 from the SBA PPP program, 100% forgiven in March 2021.

$18,025 in Feb 2021 from the SBA PPP program, 100% forgiven in October 2021.

$359,400, first disbursement in May 2020, second disbursement in Aug 2021, with a 30 year term and 3.75% interest. Payment deferral until Nov 2022.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2021 Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	For the Year Ended December 2020 Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Notes Payable	144,960	0-8%	2023	-	144,960	144,960	25,125	-	50,000	50,000	312
Related Party - Convertible Notes	287,450	0-8%	2023	-	287,450	287,450	4,597	-	125,000	125,000	1,167
Private Individual Loans	81,750	12.00%	2029	2,061	79,689	81,750	6,750	-	-	-	-
Related Party - Private Loans	110,336	8-12.75%	2022-2027	12,059	98,277	110,336	14,860	13,894	155,336	169,230	12,392
SBA PPP (100% Forgiven in 2021)	39,225	3.75%	2030	-	-	-	-	-	21,200	21,200	-
SBA EIDL	359,400	3.75%	2030	1,084	358,316	359,400	-	-	98,900	98,900	-
Total				**15,204**	**968,692**	**983,896**	**51,332**	**13,894**	**450,436**	**464,330**	**13,871**

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$15,204
2023	459,204
2024	29,684
2025	32,933
2026	36,581
Thereafter	410,290

NOTE 6 – EQUITY

The Company is a Limited Liability Company with a single ownership interest.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 4, 2023, the date these financial statements were available to be issued.

In preparation for the company's crowdfunding priced equity fundraising campaign in 2023, the company is planning to convert from a Limited Liability Company to a C Corporation effective January 1st, 2023. The company's single ownership interest in the LLC will convert into a single Common Stock class of ownership in the C Corporation.

The Company raised $190,041 in additional convertible notes in Q1 2022. This pre-seed convertible note round was a rolling close from Q4 2020 to Q1 2022. The Convertible Note Offering was terminated by the Members as of Feb 15th, 2022.

The Company began leveraging a Merchant Cash Advance (Revolving Line for Working Capital) in Q4 2022. This is a cash advance for working capital, paid back from a % of sales revenue through at a 10% interest rate. As of November 2022, the Company had a balance of $124,530.

The Company signed its first lease for office space in Q4 2022, a 2-year lease with an estimated total monthly lease of $2,500 per month.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative

cashflows from operations and will likely continue to realize losses for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.